FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 18, 2011

FAIRFAX ANNOUNCES EARLY RESULTS OF ITS TENDER OFFER, EARLY ACCEPTANCE OF CERTAIN NOTES AND AMENDMENTS TO ITS TENDER OFFER

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announced today the results to date and the amendment of certain terms of its previously announced offer to purchase for cash (the “Offer”) outstanding notes of the series listed in the table below (collectively, the “Notes”) of Fairfax and its wholly-owned subsidiaries Odyssey Re Holdings Corp. (“OdysseyRe”) and Crum & Forster Holdings Corp. (“Crum & Forster”).  Fairfax has amended the terms of the Offer to increase the aggregate principal amount of Notes that may be purchased from US$500,000,000 to US$510,600,000.  Fairfax has also amended the terms of the Offer to increase the Maximum Tender Amount applicable to Fairfax’s 7.750% Senior Notes due 2012 (the “Fairfax 2012 Notes”) from US$80,000,000 to US$180,568,000 and the Maximum Tender Amount applicable to Crum & Forster’s 7.750% Senior Notes due 2017 (the “Crum & Forster 2017 Notes”) from US$135,000,000 to US$330,000,000.  The following table sets forth the Notes that are subject to the Offer and certain other terms of the Offer, as amended hereby, as well as the aggregate principal amounts of Notes validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on May 17, 2011, the Early Tender Date for the Offer:

Title of Securities	Issuer	CUSIP Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Aggregate Principal Amount Tendered as of the Early Tender Date
7.750% Senior Notes due 2012	Fairfax	303901AN2	1	$180,568,000	$180,568,000	$92,318,000
7.750% Senior Notes due 2017	Crum & Forster	228800AF5	2	$330,000,000	$330,000,000	$323,765,000
7.750% Senior Notes due 2017	Fairfax	303901AP7	3	$282,625,000	$120,000,000	$233,561,000
7.650% Senior Notes due 2013	OdysseyRe	67612WAC2	4	$225,000,000	$90,000,000	$41,589,000
6.875% Senior Notes due 2015	OdysseyRe	67612WAD0	5	$125,000,000	$45,000,000	$16,045,000
8.250% Senior Notes due 2015	Fairfax	303901AC6	6	$90,864,000	$30,000,000	$52,763,000

Fairfax also announced that it has accepted for purchase all of the Fairfax 2012 Notes and all of the Crum & Forster 2017 Notes that had been validly tendered and not validly withdrawn at or prior to the Early Tender Date for the Offer.  Fairfax expects to pay for such Notes accepted for purchase on May 19, 2011, the Early Settlement Date for the Offer.  No other Notes will be purchased on the Early Settlement Date.

Except as set forth herein, the terms and conditions of the Offer remain unchanged, including the withdrawal deadline which was 5:00 p.m., New York City time, on May 17, 2011.  Tendered Notes may no longer be withdrawn.  Fairfax is making the Offer only by, and pursuant to the terms and conditions set forth in, the Offer to Purchase dated May 4, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal, except as amended hereby.  As provided in the Offer to Purchase, Fairfax reserves the right to amend, modify or, waive at any time, or from time to time, the terms of the Offer in any respect with respect to any or all Series of Notes.

BofA Merrill Lynch is the Lead Dealer Manager for the Offer.  Questions regarding the Offer may be directed to BofA Merrill Lynch Debt Advisory Services at (888) 292-0070 (toll-free) or (980) 388-9217 (collect).  Global Bondholder Services Corporation has been retained as depositary and information agent for the Offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 387-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, New York 10006, Attention: Corporate Actions.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.  No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946